Exhibit 99.3

GW Pharmaceuticals plc Reports Second Quarter 2014 Financial Results and Operational Progress

-Conference Call Today at 8:00 a.m. ET, 1:00 p.m. BST-

London, UK, 7 May 2014: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the second quarter and half year ended 31 March 2014.

RECENT OPERATIONAL HIGHLIGHTS

•                  Follow-on offering of American Depositary Shares (“ADSs”) on the NASDAQ Global Market closed in January 2014 raising total net proceeds after expenses of approximately $94.1 million (£56.8 million)

•                  Advancement of Epidiolex® childhood epilepsy program:

•                  Investigational New Drug Application (IND) authorized by the U.S. Food and Drug Administration (FDA) for Epidiolex® (Cannabidiol or CBD) in the treatment of Dravet Syndrome (announced separately today). Phase 2/3 trial on track to commence H2 2014

•                  Orphan Drug Designation granted by the FDA for Epidiolex to treat Lennox-Gastaut syndrome (Orphan Drug Designation also granted in November 2013 for Dravet Syndrome)

•                  Number of children suffering from intractable epilepsy syndromes authorized for treatment with Epidiolex by FDA under Expanded Access Treatment INDs increased to approximately 300 from 125 in January

•                  Approximately 60 children now receiving treatment with Epidiolex in the U.S.

•                  Treatment data on initial cohort of patients on track to be released mid-2014

•                  Two U.S. state governments have publicly expressed interest in collaborating with GW on separate state-based clinical trials in epilepsy

•                  Appointment of Dr. Kenneth Sommerville as Vice President Clinical Science

•                  Advancement of Cannabidivarin (CBDV) epilepsy program:

•                  Additional epilepsy pipeline candidate GWP42006 (CBDV), Phase 1 trial completed indicating CBDV was well tolerated with no treatment-related adverse events

•                  Phase 2 IND expected to be submitted to FDA in H2 2014

•                  Sativex® program developments:

•                  Sativex received Fast Track designation by FDA for treatment of chronic cancer pain in patients with advanced cancer who have failed to respond adequately to optimized opioid therapy

•                  Initial top-line Phase 3 cancer pain data on track for release towards the end of 2014. Data intended to lead to a New Drug Application (NDA) filing with the FDA in the U.S.

•                  Special Protocol Assessment (SPA) ongoing with the FDA for proposed Sativex Phase 3 trial in the treatment of Multiple Sclerosis (MS) spasticity

•                  Sativex now approved in 25 countries and available for use in 12 countries. In-market sales volumes sold by GW’s commercial partners for the six months ended 31 March 2014 increased by 40% over the prior period

•                  Significant additional on-going clinical trial activity for cannabinoid pipeline product candidates

•                  Phase 2a trial of GWP42003 for the treatment of ulcerative colitis ongoing - data expected H2 2014

•                  Phase 2b 12-week randomized, double blind, placebo controlled trial of GWP42004 in type-2 diabetes commenced in March 2014 with expected completion in H2 2015

•                  Phase 2a trial of GWP42003 for the treatment of schizophrenia commenced in March 2014 with expected completion in H2 2015

•                  Phase 1b/2a trial of GWP42002:GWP42003 in the treatment of glioma is ongoing with safety data on an initial cohort due this year

FINANCIAL HIGHLIGHTS

•                  Revenue for the six months ended 31 March 2014 of £15.0 million ($25.0 million) compared to £12.9 million in H1 2013

•                  Loss for the six months ended 31 March 2014 of £8.0 million ($13.3 million) compared to a profit of £0.1 million in H1 2013

•                  Cash and cash equivalents at 31 March 2014 of £95.6 million ($159.4 million) compared to £38.1 million as at 30 September 2013.

“I am pleased to report another busy period for GW, during which we completed a successful follow-on offering on NASDAQ and made significant progress on a number of our development programs, in particular our Epidiolex childhood epilepsy program. In the last quarter, both the number of Epidiolex treatment programs authorized by the FDA, and the number of children receiving Epidiolex, has significantly expanded. In addition, we are very pleased to announce today that the FDA has agreed to allow the start of GW-sponsored placebo-controlled trials for the treatment of Dravet syndrome and we look forward to commencing this program as rapidly as possible,” stated Justin Gover, GW’s Chief Executive Officer. “We are also progressing towards the conclusion of our U.S. Phase 3 cancer pain trials for Sativex as well as advancing Phase 2 trials of several other pipeline candidates. We look forward to reporting on a number of key events during the second half of 2014.”

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2014 second quarter and half year financial results today at 8:00 a.m. ET / 1:00 p.m. GMT. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID #13581697.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900

GW Pharmaceuticals plc

Condensed consolidated income statement

Three and Six months ended 31 March 2014

Condensed consolidated income statement for the three months ended 31 March 2014

	Three months ended		Three months ended		Three months ended
	31 March		31 March		31 March
	2014		2014		2013
	$000’s		£000’s		£000’s
Revenue	12,551		7,527		7,739
Cost of sales	(1,068)		(640)		(245)
Research and development expenditure	(19,817)		(11,885)		(8,701)
Management and administrative expenses	(3,490)		(2,094)		(1,083)
Operating loss	(11,824)		(7,092)		(2,290)
Interest income	43		26		36
Interest payable	(32)		(19)		—
Loss before tax	(11,813)		(7,085)		(2,254)
Tax	3,150		1,889		330
Loss for the period	(8,663)		(5,196)		(1,924)

Loss per share — basic and diluted	(4.1	)c	(2.5	)p	(1.4	)p

Condensed consolidated income statement for the six months ended 31 March 2014

	Six months ended		Six months ended		Six months ended
	31 March		31 March		31 March
	2014		2014		2013
	$000’s		£000’s		£000’s
Revenue	25,036		15,015		12,915
Cost of sales	(1,665)		(998)		(658)
Research and development expenditure	(35,078)		(21,037)		(15,104)
Management and administrative expenses	(6,011)		(3,605)		(1,882)
Operating loss	(17,718)		(10,625)		(4,729)
Interest income	94		56		82
Interest payable	(65)		(39)		—
Loss before tax	(17,689)		(10,608)		(4,647)
Tax	4,409		2,596		4,771
(Loss)/profit for the period	(13,280)		(8,012)		124

(Loss)/earnings per share — basic and diluted	(6.9	)c	(4.1	)p	0.1	p

The above convenience translation into U.S. dollars utilizes a closing rate of $1.6674 to £1.00 as at 31 March 2014.

All activities relate to continuing operations. The Group has no recognised gains or losses other than the profits and losses above and therefore no separate consolidated statement of comprehensive income has been presented.

GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Six months ended 31 March 2014

	Called-up	Share
	share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Expense of new equity issue	—	(684)	—	—	(684)
Share-based payment transactions	—	—	—	350	350
Profit for the period	—	—	—	124	124
Balance at 31 March 2013	133	65,263	20,184	(64,558)	21,022

Balance at 1 October 2013	178	84,005	20,184	(68,965)	35,402
Issue of share capital	34	57,333	—	—	57,367
Expense of new equity issue	—	(577)	—	—	(577)
Exercise of share options	1	1,708	—	—	1,709
Exercise of warrants	3	922	(922)	5,284	5,287
Share-based payment transactions	—	—	—	566	566
Loss for the period	—	—	—	(8,012)	(8,012)
Balance at 31 March 2014	216	143,391	19,262	(71,127)	91,742

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 March 2014

	As at 31 March	As at 31 March	As at 30 September
	2014	2014	2013
	$000’s	£000’s	£000’s
Non-current assets
Intangible assets — goodwill	8,687	5,210	5,210
Property, plant and equipment	11,417	6,846	5,476
	20,104	12,056	10,686
Current assets
Inventories	7,952	4,769	4,661
Deferred tax asset	1,306	783	895
Taxation recoverable	9,351	5,608	2,900
Trade receivables and other assets	5,019	3,010	1,733
Cash and cash equivalents	159,389	95,592	38,069
	183,017	109,762	48,258

Total assets	203,121	121,818	58,944
Current liabilities
Trade and other payables	(16,635)	(9,977)	(9,440)
Obligations under finance leases	(177)	(106)	(100)
Deferred revenue	(6,974)	(4,183)	(3,181)
	(23,786)	(14,266)	(12,721)
Non-current liabilities
Obligations under finance leases	(3,087)	(1,851)	(1,905)
Trade and other payables	(9,171)	(5,500)	—
Deferred revenue	(14,105)	(8,459)	(8,916)
Total liabilities	(50,149)	(30,076)	(23,542)
Net assets	152,972	91,742	35,402

Equity
Share capital	361	216	178
Share premium account	239,091	143,391	84,005
Other reserves	32,117	19,262	20,184
Accumulated deficit	(118,597)	(71,127)	(68,965)

Total equity	152,972	91,742	35,402

The above convenience translation into U.S. dollars utilizes a closing rate of $1.6674 to £1.00 as at 31 March 2014.

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

As at 31 March 2014

	Six months ended	Six months ended	Six months ended
	31 March	31 March	31 March
	2014	2014	2013
	$000’s	£000’s	£000’s
(Loss)/profit for the period	(13,360)	(8,012)	124
Adjustments for:
Interest income	(94)	(56)	(82)
Interest payable	65	39	—
Tax	(4,329)	(2,596)	(4,771)
Depreciation of property, plant and equipment	1,068	641	445
Net foreign exchange (gains)/losses	(1,680)	(1,008)	370
Decrease in provision for inventories	(568)	(341)	(141)
Share-based payment charge	945	566	350
	(17,953)	(10,767)	(3,705)
Increase/(decrease) in inventories	390	234	(358)
(Increase)/decrease in trade receivables and other assets	(2,156)	(1,293)	441
Increase in trade and other payables and deferred revenue	10,972	6,581	1,180
Cash used in operations	(8,747)	(5,245)	(2,442)
Research and development tax credits received	—	—	2,832
Net cash (outflow)/inflow from operating activities	(8,747)	(5,245)	390
Investing activities
Interest received	119	71	86
Purchases of property, plant and equipment	(3,354)	(2,011)	(866)
Net cash outflow from investing activities	(3,235)	(1,940)	(780)
Financing activities
Proceeds on exercise of share options	2,849	1,708	—
Proceeds of new equity issue	95,652	57,367	—
Expenses of new equity issue	(960)	(577)	(684)
Proceeds of warrant exercise	8,817	5,287	—
Interest paid	(65)	(37)	—
Capital element of finance leases	(79)	(48)	—
Net cash inflow/(outflow) from financing activities	106,214	63,700	(684)
Effect of foreign exchange rate changes on cash and cash equivalents	1,680	1,008	(370)
Net increase/(decrease) in cash and cash equivalents	95,912	57,523	(1,444)
Cash and cash equivalents at beginning of the period	63,477	38,069	29,335
Cash and cash equivalents at end of the period	159,389	95,592	27,891

The above convenience translation into U.S. dollars utilizes a closing rate of $1.6674 to £1.00 as at 31 March 2014